UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE

TIM: NEW COMPANY TO ACCELERATE THE QUADRUPLE PLAY STRATEGY BY ENTERING INTO PRODUCTION OF PREMIUM CONTENT FOR ULTRA-BROADBAND

2017 corporate events calendar approved

Rome, 16 December 2016

The Board of Directors chaired today by Giuseppe Recchi discussed and resolved to accelerate the quadruple play strategy by entering into production of premium content for ultra-broadband and to spin-off the activities of TIMvision.

The new company’s mission will be to present a video offer enriched with original premium content produced and co-produced both nationally and internationally.

The strategy outlined by Chief Executive Officer Flavio Cattaneo to the Board of Directors identifies TIMvision as the tool to provide TIM with exclusive content in ultra-broadband that will support the uptake of fibre consumption by enlarging the offering of IPTV products and services.

Further details on the development of the business will be outlined as part of the 2017-2019 Strategic Plan, which will be unveiled in February 2017.

***

The Board of Directors has also confirmed the financial calendar reporting dates for the financial year 2017 , in keeping with the information content and terms of publication with respect to the regulations in force.

The 2017 calendar of corporate events is as follows:

3 February	Board of Directors meeting to approve the 2016 preliminary figures and the 2017-2019 business plan

23 March	Board of Directors meeting to approve the draft financial statements for the year and the consolidated financial reports at 31 December 2016

3 May	Board of Directors meeting to approve the interim report on operations at 31 March 2017

4 May	Shareholders’ Meeting to approve the financial statements at 31 December 2016

27 July	Board of Directors meeting to approve the half-year report as of 30 June 2017

10 November	Board of Directors meeting to approve the interim report on operations at 30 September 2016

The conference calls to present the accounting data to the financial community will normally be held after the Board of Directors meeting for their approval. Any changes to the above dates will be communicated without delay.

Incorporation of wholly owned subsidiary starts

As part of the broader programme to rationalise the Company’s holdings, the Board of Directors approved to start the process to incorporate wholly owned subsidiary Olivetti Multiservices S.p.A. into the Parent Company which shall be completed by the end of next summer.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager